Exhibit 99.1

News Release

Media Contact: Sharlene Myers Manager, Global Public Relations +1 (604) 232-1445 smyers@sierrawireless.com	Investor Contact: David G. McLennan Chief Financial Officer +1 (604) 231-1181 investor@sierrawireless.com

Sierra Wireless reports fourth quarter and full year 2012 results

Fourth Quarter 2012

•                  Total revenue, including revenue from AirCard® related discontinued operations, of $163.8 million and non-GAAP net earnings of $10.3 million, or $0.33 per diluted share

•                  Revenue from continuing operations of $109.4 million, 32.8 percent year-over-year growth, and non-GAAP operating earnings from continuing operations of $3.7 million

Full Year 2012

•                  Total revenue, including revenue from AirCard related discontinued operations, of $644.2 million and non-GAAP net earnings of $33.4 million, or $1.08 per diluted share

•                  Revenue from continuing operations of $397.3 million, 19.3 percent year-over-year growth, and non-GAAP operating earnings from continuing operations of $0.9 million

Vancouver, Canada — February 6, 2013 — Sierra Wireless, Inc. (NASDAQ:  SWIR) (TSX:  SW) today reported fourth quarter and full year 2012 results. All results are reported in U.S. dollars and are prepared in accordance with United States generally accepted accounting principles (GAAP), except as otherwise indicated below.

On January 28, 2013, the company announced a definitive agreement for the sale of substantially all of the assets and operations related to its AirCard business to Netgear, Inc.  In accordance with GAAP, assets and liabilities associated with the sale have been recorded as “held for sale” and the results of operations of the AirCard business as discontinued operations.  The consolidated statements of operations and related selected financial information have been retrospectively modified to distinguish between continuing operations and discontinued operations.

“Our fourth quarter results highlight our continued solid revenue growth and improving earnings,” said Jason Cohenour, President and Chief Executive Officer.  “As the global leader in M2M and connected device solutions, we believe that we are exceptionally well positioned to drive profitable growth both organically and through strategic acquisitions.”

Fourth Quarter 2012

Revenue from continuing operations in the fourth quarter of 2012 was $109.4 million, compared to $82.4 million in the fourth quarter of 2011, and $100.2 million in the third quarter of 2012.  The 32.8 percent year-over-year revenue increase was driven by better than expected growth in Machine-to-Machine (“M2M”) sales, including a $15.5 million contribution from the recently acquired M2M business of Sagemcom, along with solid growth in sales to PC OEMs.

On a GAAP basis, gross margin from continuing operations was $36.2 million, or 33.1 percent of revenue, in the fourth quarter of 2012, compared to $25.2 million, or 30.6 percent of revenue, in the fourth quarter of 2011. Operating expenses from continuing operations were $37.7 million and loss from continuing operations was $1.5 million in the fourth quarter of 2012, compared to operating expenses of $45.2 million and a loss from operations of $20.0 million in the fourth quarter of 2011.  Fourth quarter of 2011 operating expenses included an intangible asset impairment charge of $11.2 million, primarily related to a software development program that was acquired through the purchase of Wavecom, S.A. in 2009 and which we abandoned during the fourth quarter of 2011.  Net earnings from continuing operations were $15.5 million, or $0.50 per diluted share, in the fourth quarter of 2012, compared to net loss of $20.4 million, or $0.65 per diluted share, in the fourth quarter of 2011.  Net earnings from continuing operations in 2012 included an income tax recovery that was the result of the recognition of certain tax assets that will be realizable as a result of the sale of the AirCard business.  Net earnings, including discontinued operations, were $19.6 million, or $0.64 per diluted share, in the fourth quarter of 2012, compared to net loss, including discontinued operations, of $13.8 million, or $0.44 per diluted share, in the fourth quarter of 2011.

On a non-GAAP basis, gross margin from continuing operations was 33.2 percent of revenue in the fourth quarter of 2012, compared to 30.7 percent of revenue in the fourth quarter of 2011. Operating expenses from continuing operations were $32.6 million and operating earnings from continuing operations were $3.7 million in the fourth quarter of 2012, compared to operating expenses of $29.7 million and an operating loss of $4.4 million in the fourth quarter of 2011. Net earnings from continuing operations were $4.5 million, or $0.15 per diluted share, in the fourth quarter of 2012 compared to net loss of $4.4 million, or $0.14 per diluted share, in the fourth quarter of 2011.

The cash, cash equivalents, and short-term investments balance at the end of the fourth quarter of 2012 was $63.6 million, up from $59.5 million at the end of the third quarter of 2012.

Full Year 2012

Revenue from continuing operations for the year ended December 31, 2012 was $397.3 million, compared to $333.2 million for the year ended December 31, 2011.  The 19.3 percent year-over-year revenue increase was driven by significant growth in M2M sales, including a $20.1 million contribution from the recently acquired M2M business of Sagemcom, along with strong growth in sales to PC OEMs.

On a GAAP basis, gross margin from continuing operations was $125.3 million, or 31.5 percent of revenue, in 2012, compared to $101.7 million, or 30.5 percent of revenue, in 2011. Operating expenses from continuing operations were $147.5 million and loss from operations was $22.2 million in 2012, compared to operating expenses of $156.0 million and a loss from operations of $54.2 million in 2011.  The operating loss in 2011 included an intangible asset impairment charge of $11.2 million, primarily related to a software development program that was acquired through the purchase of Wavecom, S.A. in 2009 and which we abandoned during the fourth quarter of 2011.  Net loss from continuing operations was $4.2 million, or $0.14 per diluted share, in 2012, compared to $50.7 million, or $1.62 per diluted share, in 2011.  Net earnings, including discontinued operations, were $27.2 million, or $0.88 per diluted share, in 2012, compared to net loss, including discontinued operations, of $29.3 million, or $0.94 per diluted share, in 2011.

On a non-GAAP basis, gross margin from continuing operations was 31.6 percent of revenue in 2012, compared to 30.7 percent of revenue in 2011. Operating expenses from continuing operations were $124.7 million and operating earnings from continuing operations were $0.9 million in 2012, compared to operating expenses of $124.5 million and an operating loss of $22.4 million in 2011. Net loss from continuing operations was $0.4 million, or $0.01 per diluted share, in 2012, compared to net loss of $18.7 million, or $0.60 per diluted share, in 2011.

Non-GAAP results exclude the impact of stock-based compensation expense, acquisition costs, restructuring costs, integration costs, disposition costs, acquisition amortization, foreign exchange gains or losses on foreign currency contracts and translation of balance sheet accounts, and certain tax adjustments. We disclose non-GAAP amounts as we believe that these measures provide our shareholders with useful information about operating results and assist in comparisons from one period to another. The reconciliation between our GAAP and non-GAAP results is provided in the accompanying schedules.

Financial guidance

The Company provides the following guidance for the first quarter of 2013 for its continuing operations.

In the first quarter of 2013, we expect revenue from our continuing operations to be down sequentially following the exceptionally strong fourth quarter of 2012.  We expect gross margin to be similar or slightly lower than fourth quarter 2012 levels, and operating expenses to increase as a result of higher new product certification costs combined with the negative impact of a strengthening euro.

Looking forward to the second quarter of 2013, we expect a return to solid sequential and year-over-year revenue growth and modest profitability.

Q1 2013 Guidance	Non-GAAP - Continuing Operations
Revenue	$98.0 to $102.0 million

Earnings (loss) from operations	($2.5) to ($1.5) million

Net earnings (loss) from continuing operations	($2.5) to ($1.5) million

Earnings (loss) per share from continuing operations	($0.08) to ($0.05) per share

This Non-GAAP guidance for the first quarter of 2013 reflects current business indicators and expectations.  Inherent in this guidance are risk factors that are described in greater detail in our regulatory filings. Our actual results could differ materially from those presented above. All figures are approximations based on management’s current beliefs and assumptions.

Conference call, webcast and instant replay details

Sierra Wireless President and CEO, Jason Cohenour, and CFO, David McLennan, will host a conference call and webcast with analysts and investors to review the results on Wednesday, February 6, 2013, at 5:30 PM Eastern Time (2:30 PM PT).  A live slide presentation will be available for viewing during the call from the link provided below.

To participate in this conference call, please dial the following number approximately ten minutes prior to the commencement of the call:

•                  Toll-free (Canada and US): 1-877-201-0168

•                  Alternate number: 1-647-788-4901

•                  Conference ID: 87240990

For those unable to participate in the live call, a replay will be available until February 27, 2013.  Dial 1-855-859-2056 or 1-800-585-8367 and enter the Conference ID number above to access the replay.

To access the webcast, please follow the link below:

Sierra Wireless Q4 and FY2012 Financial Results Webcast

If the above link does not work, please copy and paste the following URL into your browser:

http://www.snwebcastcenter.com/custom_events/sierrawireless-20130206/site/

The webcast will remain available at the above link for one year following the call.

We look forward to having you participate in our call.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information in this press release are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (“forward-looking statements”) including statements and information relating to our financial guidance for the first quarter of 2013 and our fiscal year 2013, our business outlook for the short and longer term and our strategy, plans and future operating performance.  Forward-looking statements are provided to help you understand our views of our short and longer term prospects. We caution you that forward-looking statements may not be appropriate for other purposes. We will not update or revise our forward-looking statements unless we are required to do so by securities laws.

Forward-looking statements:

•                  Typically include words and phrases about the future such as “outlook”, “may”, “estimates”, “intends”, “believes”, “plans”, “anticipates” and “expects”.

•                  Are not promises or guarantees of future performance. They represent our current views and may change significantly.

•                  Are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

•                  Our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;

•                  Our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;

•                  Expected cost of goods sold;

•                  Expected component supply situation;

•                  Our ability to “win” new business;

•                  Expected deployment of next generation networks by wireless network operators;

•                  Our operations are not adversely disrupted by component shortages or other development, operating or regulatory risks; and

•                  Expected tax rates relative mix of earnings amongst the tax jurisdictions in which we operate, along with foreign exchange rates.

•                  Are subject to substantial known and unknown material risks and uncertainties. Many factors could cause our actual results, achievements and developments in our business to differ significantly from those expressed or implied by our forward-looking statements, including without limitation, the following factors. These risk factors and others are discussed in our Annual Information Form and Management’s Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada.

•                  We may experience higher than anticipated costs; disruption of, and demands on, our ongoing business; diversion of management’s time and attention; adverse effects on existing business relationships with suppliers and customers and employee issues in connection with the divestiture of the AirCard assets and operations;

•                  Actual sales volumes or prices for our products and services may be lower than we expect for any reason including, without limitation, the continuing uncertain economic conditions, competition, different product mix, the loss of any of our significant customers;

•                  The cost of products sold may be higher than planned or necessary component supplies may not be available, are delayed or are not available on commercially reasonable terms;

•                  We may be unable to enforce our intellectual property rights or may be subject to claims and litigation that have an adverse outcome;

•                  The development and timing of the introduction of our new products may be later than we expect or may be indefinitely delayed;

•                  Transition periods associated with the migration to new technologies may be longer than we expect.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) offers industry-leading mobile computing and machine-to-machine (M2M) communications products and solutions that connect people, devices, and applications over cellular networks. Wireless service providers, equipment manufacturers, enterprises and government organizations around the world depend on us for reliable wireless technology. We offer 2G, 3G and 4G wireless modems, routers and gateways as well as a comprehensive suite of software, tools, and services that ensure our customers can successfully bring wireless applications to market.  For more information about Sierra Wireless, visit www.sierrawireless.com.

“AirCard” and “AirLink” are registered trademarks of Sierra Wireless. “AirPrime” and “AirVantage” are also trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

SIERRA WIRELESS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of U.S. dollars, except where otherwise stated)

	Three months ended December 31,		Year ended December 31,
	2012	2011	2012	2011
Revenue	$109,405	$82,391	$397,321	$333,175
Cost of goods sold	73,172	57,206	272,047	231,435
Gross margin	36,233	25,185	125,274	101,740
Expenses
Sales and marketing	10,176	8,886	37,067	37,188
Research and development	16,294	14,801	61,785	60,903
Administration	7,743	7,694	32,777	33,716
Acquisition costs	387	—	3,182	—
Restructuring	42	(19)	2,251	837
Integration	—	—	—	1,426
Impairment of intangible asset	—	11,214	—	11,214
Amortization	3,107	2,620	10,418	10,709
	37,749	45,196	147,480	155,993
Loss from operations	(1,516)	(20,011)	(22,206)	(54,253)
Foreign exchange gain (loss)	1,608	(507)	3,326	(460)
Other income (expense)	35	20	(196)	35
Earnings (loss) before income taxes	127	(20,498)	(19,076)	(54,678)
Income tax recovery	(15,396)	(68)	(14,874)	(3,968)
Net earnings (loss) from continuing operations	15,523	(20,430)	(4,202)	(50,710)
Net earnings from discontinued operations	4,083	6,668	31,401	21,338
Net earnings (loss)	19,606	(13,762)	27,199	(29,372)
Net loss attributable to non-controlling interest	—	—	—	(57)
Net earnings (loss) attributable to the Company	$19,606	$(13,762)	$27,199	$(29,315)

Basic and diluted net earnings (loss) per share attributable to the Company’s common shareholders (in dollars) Continuing operations	$0.50	$(0.65)	$(0.14)	$(1.62)
Discontinued operations	$0.14	$0.21	$1.02	$0.68
	$0.64	$(0.44)	$0.88	$(0.94)
Weighted average number of shares outstanding (in thousands)
Basic	30,591	31,298	30,788	31,275
Diluted	30,774	31,298	30,788	31,275

SIERRA WIRELESS, INC.

SELECTED FINANCIAL INFORMATION FOR THREE MONTHS AND YEAR ENDED DECEMBER 31, 2012

(in thousands of U.S. dollars, except where otherwise stated)

	2012
	Three months ended December 31			Year ended December 31
	Discontinued Operations	Continuing Operations	Total	Discontinued Operations	Continuing Operations	Total

Revenue - GAAP and Non-GAAP	$54,416	$109,405	$163,821	$246,845	$397,321	$644,166

Gross margin - GAAP	$14,781	$36,233	$51,014	$69,698	$125,274	$194,972
Stock-based compensation	—	61	61	—	304	304
Gross margin - Non-GAAP	$14,781	$36,294	$51,075	$69,698	$125,578	$195,276

Gross margin % - GAAP	27.2%	33.1%	31.1%	28.2%	31.5%	30.3%
Gross margin % - Non-GAAP	27.2%	33.2%	31.2%	28.2%	31.6%	30.3%

Earnings (loss) from operations - GAAP	$4,741	$(1,516)	$3,225	$33,045	$(22,206)	$10,839
Stock-based compensation	233	1,470	1,703	932	5,781	6,713
Acquisition	—	387	387	—	3,182	3,182
Disposition	1,463	—	1,463	1,463	—	1,463
Restructuring	—	42	42	—	2,251	2,251
Integration	—	—	—	—	—	—
Acquisition related amortization	—	3,338	3,338	—	11,890	11,890
Earnings from operations - Non-GAAP	$6,437	$3,721	$10,158	$35,440	$898	$36,338

Net earnings (loss) - GAAP	$4,083	$15,523	$19,606	$31,401	$(4,202)	$27,199
Stock-based compensation, acquisition, disposition, restructuring, integration, and acquisition related amortization, net of tax	1,696	5,162	6,858	2,395	22,241	24,636
Unrealized foreign exchange loss (gain)	—	(1,655)	(1,655)	—	(3,139)	(3,139)
Income tax adjustments	—	(14,540)	(14,540)	—	(15,344)	(15,344)
Net earnings (loss) - Non-GAAP	$5,779	$4,490	$10,269	$33,796	$(444)	$33,352

Diluted earnings (loss) per share (in dollars) - GAAP	$0.14	$0.50	$0.64	$1.02	$(0.14)	$0.88
Diluted earnings (loss) per share (in dollars) - Non-GAAP	$0.18	$0.15	$0.33	$1.09	$(0.01)	$1.08

SIERRA WIRELESS, INC.

SELECTED FINANCIAL INFORMATION FOR THREE MONTHS AND YEAR ENDED DECEMBER 31, 2011

(in thousands of U.S. dollars, except where otherwise stated)

	2011
	Three months ended December 31			Year ended December 31
	Discontinued Operations	Continuing Operations	Total	Discontinued Operations	Continuing Operations	Total

Revenue - GAAP and Non-GAAP	$64,804	$82,391	$147,195	$245,010	$333,175	$578,185

Gross margin - GAAP	$16,367	$25,185	$41,552	$61,710	$101,740	$163,450
Stock-based compensation	—	86	86	—	385	385
Gross margin - Non-GAAP	$16,367	$25,271	$41,638	$61,710	$102,125	$163,835

Gross margin % - GAAP	25.3%	30.6%	28.2%	25.2%	30.5%	28.3%
Gross margin % - Non-GAAP	25.3%	30.7%	28.3%	25.2%	30.7%	28.3%

Earnings (loss) from operations - GAAP	$7,546	$(20,011)	$(12,465)	$24,341	$(54,253)	$(29,912)
Stock-based compensation	225	1,308	1,533	951	5,498	6,449
Restructuring	—	(19)	(19)	—	837	837
Integration	—	—	—	—	1,426	1,426
Impairment of intangible assets	—	11,214	11,214	—	11,214	11,214
Acquisition related amortization	—	3,090	3,090	—	12,888	12,888
Earnings from operations - Non-GAAP	$7,771	$(4,418)	$3,353	$25,292	$(22,390)	$2,902

Net earnings (loss) - GAAP	$6,668	$(20,430)	$(13,762)	$21,338	$(50,653)	$(29,315)
Stock-based compensation, acquisition, disposition, restructuring, integration, and acquisition related amortization, net of tax	225	15,690	15,915	951	31,762	32,713
Unrealized foreign exchange loss (gain)	—	330	330	—	267	267
Non-controlling interest	—	—	—	—	(32)	(32)
Net earnings (loss) - Non-GAAP	$6,893	$(4,410)	$2,483	$22,289	$(18,656)	$3,633

Diluted earnings (loss) per share (in dollars) - GAAP	$0.21	$(0.65)	$(0.44)	$0.68	$(1.62)	$(0.94)
Diluted earnings (loss) per share (in dollars) - Non-GAAP	$0.22	$(0.14)	$0.08	$0.71	$(0.59)	$0.12

SIERRA WIRELESS, INC.

PRODUCT LINE REVENUE

(in thousands of U.S. dollars)

	2012					2011
	Q1	Q2	Q3	Q4	YTD	Q1	Q2	Q3	Q4	YTD
Continuing operations
AirPrime Embedded Wireless Modules
M2M	$62,944	$63,768	$73,249	$79,363	$279,324	$59,695	$62,759	$63,635	$56,702	$242,791
PC OEM	15,273	17,828	14,018	14,014	61,133	6,747	11,857	9,771	11,047	39,422
	78,217	81,596	87,267	93,377	340,457	66,442	74,616	73,406	67,749	282,213

AirLink Intelligent Gateways and Routers	10,622	11,407	11,262	13,408	46,699	10,096	8,886	9,928	10,103	39,013
AirVantage M2M Cloud Platform and Other	3,496	2,395	1,654	2,620	10,165	3,020	2,361	2,029	4,539	11,949
	92,335	95,398	100,183	109,405	397,321	79,558	85,863	85,363	82,391	333,175

Discontinued operations
AirCard Mobile Broadband Devices	57,931	72,043	62,455	54,416	246,845	64,717	54,025	61,464	64,804	245,010

Total	150,266	167,441	162,638	163,821	644,166	144,275	139,888	146,827	147,195	578,185